Exhibit 8.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
AMTD Digital Financial Holdings Limited	British Virgin Islands
AMTD Digital Investments Holdings Limited	British Virgin Islands
WME Direct Investment Limited	British Virgin Islands
Fine Cosmos Development Limited	Hong Kong
Digital Finance Media Limited	Hong Kong
AMTD Digital Solutions Power Pte. Ltd.	Singapore
DHI Downtown Pte. Ltd.	Singapore
DHI Holdings (S) Pte. Ltd.	Singapore
The Generation Essentials Group	Cayman Islands
L’Officiel Group Inc.	Cayman Islands
Road-Trip Endless Group	Cayman Islands
The Art Newspaper Group Inc.	Cayman Islands
Wonderful Time with Co. Ltd	Cayman Islands
WME Assets Group	Cayman Islands
L’Officiel Publishing Group Inc.	United States
L’Officiel Publishing Italia S.R.L.	Italy
L’Officiel France Publishing Inc.	France
The Art Newspaper Group Inc.	United Kingdom
AMTD Group (Canada) Inc.	Canada